VOTING SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 1st day of October, 2013.

AMONG: **N. HARRIS COMPUTER CORPORATION**, a corporation incorporated under the laws of Ontario;

(the "**Purchaser**")

AND: **THOMAS M. O'DONNELL**,

____
____
____

(the "**Holder**")

WHEREAS the Holder is the sole registered and direct beneficial owner of the number of issued and outstanding Class A Common Shares, options, warrants and convertible debentures of SAND Technology Inc. (the "**Corporation**") set forth on Schedule "A";

WHEREAS concurrently herewith, the Purchaser and the Corporation have entered into an arrangement agreement attached hereto as Schedule "B" (the "**Arrangement Agreement**") pursuant to which the Purchaser or one of its affiliates will acquire all of the outstanding Class A Common Shares (and other equity interests) of the Corporation for the purchase price provided in the Arrangement Agreement (the "**Consideration**") by way of plan of arrangement under the *Canada Business Corporations Act* and applicable securities laws (the "**Transaction**");

WHEREAS the Holder has agreed to support the Transaction and other matters as further set forth in this Agreement;

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are hereby acknowledged) the Parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement:

"**Acquisition Proposal**" has the meaning ascribed thereto in the Arrangement Agreement;

"**Agreement**" means this voting support agreement, as amended from time to time in accordance with its terms;

"**Alternative Transaction**" has the meaning ascribed thereto in Section 2.3(b);

"**Arrangement Agreement**" has the meaning ascribed thereto in the recitals;

"**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the province of Québec or the province of Ontario;

"**Change of Recommendation**" has the meaning ascribed thereto in the Arrangement Agreement;

"**Consideration**" has the meaning ascribed thereto in the recitals;

"**Corporation**" has the meaning ascribed thereto in the recitals;

"**Parties**" means collectively, the Purchaser and the Holder and "**Party**" means any of them;

"**Person**" has the meaning ascribed thereto in the Arrangement Agreement;

"**Representatives**" has the meaning ascribed thereto in Section 2.2(a);

"**Subject Securities**" means those Class A Common Shares, options to acquire Class A Common Shares, warrants exercisable for Class A Common Shares and debentures convertible into Class A Common Shares set forth on Schedule "A", being all of the Class A Common Shares, options to acquire Class A Common Shares, warrants exercisable for Class A Common Shares and debentures convertible into Class A Common Shares owned legally or beneficially, either directly or indirectly, by the Holder, or over which the Holder exercises control or direction, either directly or indirectly, or otherwise acquired by the Holder after the date hereof and until the completion of the Transaction;

"**Subject Shares**" means those Class A Common Shares set forth in Schedule "A", being all of the Class A Common Shares owned legally or beneficially, either directly or indirectly, by the Holder, or over which the Holder exercises control or direction, either directly or indirectly, or otherwise acquired by the Holder after the date hereof and until the completion of the Transaction;

"**Subsidiary**" has the meaning ascribed thereto in the Arrangement Agreement;

"**Transaction**" has the meaning ascribed thereto in the recitals; and

"**Transfer**" has the meaning ascribed thereto in Section 2.1(a)(vii).

1.2 Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a) **Headings, etc.** The division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

(b) **Currency.** All references to dollars or to $ are references to Canadian dollars.

(c) **Gender and Number.** Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d) **Certain Phrases, etc.** The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation," (ii) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of," and (iii) "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Agreement.

(e) **References to Persons and Agreements.** Any reference to a Person includes its heirs, administrators, executors, legal personal representatives, successors and permitted assigns. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated and includes all schedules to it.

(f) **Statutes.** Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(g) **Computation of Time.** A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(h) **Time References.** References to time are to local time, Montreal, Quebec.

(i) **Schedules.** The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form an integral part hereof:

Schedule "A" – Subject Securities

Schedule "B" – Arrangement Agreement

ARTICLE 2
COVENANTS

2.1 Covenants as to the Subject Securities

(a) Until the termination of this Agreement in accordance with Article 4 of this Agreement, the Holder hereby covenants and agrees in favour of the Purchaser that:

(i) at any meeting of securityholders of the Corporation called to vote upon the Transaction and any other transactions contemplated by the Arrangement Agreement, or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Transaction and any other transactions contemplated by the Arrangement Agreement is sought, all of the Subject Shares shall be caused to be counted as present for purposes of establishing quorum in respect of the holders of Subject Shares, and shall be voted (or caused to be voted): (i) in favour of the approval, consent, ratification and adoption of the Transaction (and any actions required in furtherance thereof) and each of the transactions contemplated by the Arrangement Agreement, notwithstanding the existence of an Acquisition Proposal; and (ii) in favour of any other matter necessary for the consummation of the Transaction;

(ii) at any meeting of securityholders of the Corporation or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval of all or some of the securityholders is sought, all of the Subject Securities shall be caused to be counted as present for purposes of establishing quorum in respect of the holders of Subject Securities, and shall be voted (or caused to be voted) against: (i) any Acquisition Proposal or any transaction similar to an Acquisition Proposal initiated or proposed by the Corporation or any other Person (other than the Purchaser and its affiliates); (ii) any merger agreement or merger, consolidation, business combination, share exchange, sale, lease or transfer of a material amount of assets, amalgamation, plan of arrangement (other than the Arrangement Agreement), reorganization, recapitalization, dissolution, liquidation or winding up of or by the Corporation, or any similar transaction involving the Corporation; (iii) any amendment of the Corporation's articles, by-laws or other proposal or transaction involving the Corporation or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, impair, frustrate, prevent or nullify the Transaction or any of the transactions contemplated by the Arrangement Agreement, or change in any manner the voting rights of the Subject Securities or any other securities of the Corporation; (iv) any action, agreement, transaction or proposal that would reasonably be expected to result in a breach of any representation, warranty, covenant or agreement of the Holder under this Agreement; and (v) any action, agreement, transaction or proposal that might reasonably be regarded as being directed towards or likely to prevent or delay the meeting called to vote on the Transaction or the successful completion of the transactions contemplated by the Arrangement Agreement and this Agreement;

(iii) it will not take any action or enter into any agreement, directly or indirectly, which might reasonably be regarded, individually or in the aggregate, as likely to adversely affect the success of, prevent, delay or interfere with, the completion of the Transaction;

(iv) it will not requisition or join in the requisition of any meeting of the securityholders of the Corporation for the purposes of considering any resolution;

(v) it will not withdraw support, or publicly propose to withdraw support, form the Transaction;

(vi) it will promptly notify the Purchaser of any Class A Common Shares or other securities exchangeable or exercisable for or convertible into Class A Common Shares of the Corporation acquired directly or indirectly by it following the date hereof, which securities will become Subject Shares and/or Subject Securities, as applicable, hereunder and subject to the terms hereof as if owned by the Holder on the date hereof;

(vii) without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion), the Holder shall not, directly or indirectly: (i) sell, transfer, assign, gift, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey, dispose of or encumber (each, a "**Transfer**"), or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to a Transfer of, or enter into any forward sale, repurchase agreement or other monetization transaction with respect to, any of the Subject Securities, to any person, other than pursuant to the Arrangement Agreement or in accordance with this Agreement; or (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, or relinquish or modify the Holder's right to exercise control or direction over or to vote any Subject Securities, other than pursuant to this Agreement;

(viii) the Holder shall not exercise any rights of dissent (or directly or indirectly cause to be exercised any rights of dissent) provided under any laws or otherwise in connection with the Transaction or any other matter contemplated by the Arrangement Agreement;

(ix) no later than ten Business Days prior to the date of the meeting called to vote on the Transaction: (i) the Holder shall deliver or cause to be delivered to the Corporation, with a copy to the Purchaser concurrently, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote the Subject Shares in favour of the Transaction and each of the transactions contemplated by the Arrangement Agreement and in favour of any other matter necessary for the consummation of the Transaction; or (ii) the Holder shall deliver or cause to be delivered a duly executed voting instruction form to the intermediary through which the Subject Shares are held, with a copy to the Purchaser concurrently, instructing that the Subject Shares be voted at the meeting in favour of the Transaction and each of the transactions contemplated by the Arrangement Agreement and

in favour of any other matter necessary for consummation of the Transaction. Such proxy or proxies shall name those individuals as may be designated by the Corporation in the circular and such proxy or proxies or voting instructions shall not be revoked without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion);

(x) upon written request or direction of the Purchaser, the Holder shall execute and not revoke a form of proxy appointing any director of the Corporation as proxy, with full power of substitution, to attend, vote and otherwise act for and on behalf of the Holder in respect of all the Subject Securities and in respect of all such matters which may come before a meeting of the securityholders of the Corporation relating to the Transaction (other than any change in the terms of the Transaction which would adversely modify the Consideration to be received by the Holder pursuant to the Transaction) including any action that would impede, interfere or discourage the Transaction, and in such circumstances, the Holder shall not be responsible for its obligations under Section (i), Section (ii) or Section (ix), respectively; and

(xi) it will promptly notify the Purchaser of any breach by the Holder of any covenant or representation contained in this Agreement.

2.2 Covenants Regarding Non-Solicitation

The Holder hereby covenants and agrees in favour of the Purchaser that the Holder shall:

(a) not, directly or indirectly, through any shareholder, officer, director, employee, representative (including any financial or other adviser) or agent of the Holder (collectively "**Representatives**"), or otherwise, and shall not permit any such Person to: (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of discussion, negotiation, furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Corporation or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (ii) enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Purchaser or its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal; (iii) influence the Board of Directors of the Corporation to make a Change of Recommendation; (iv) accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal; (v) approve, endorse, recommend or execute or enter into or cause the Corporation to approve, endorse, recommend or execute or enter into, any letter of intent, agreement in principle, merger agreement, or other similar agreement relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or that contradicts the Arrangement Agreement or this Agreement; or (vi) otherwise

co-operate in any way with any effort or attempt by any Person to do or seek to do any of the foregoing, including by furnishing any non-public information;

(b) cease and terminate, and cause its Representatives to, immediately cease and terminate and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser and its affiliates) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c) not release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations under any confidentiality, standstill or similar agreement or restriction to which it and such third party are parties without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser's sole and absolute discretion); and

(d) promptly notify the Purchaser of any Acquisition Proposal, at first orally and then in writing, received by the Holder after the date hereof, any approach made by a third party to the Holder regarding a potential Acquisition Proposal or any request made by a third party to the Holder after the date hereof for non-public information relating to an Acquisition Proposal. Such notice shall include the material terms and conditions of any proposal received by the Holder as well as any details of any proposal, enquiry or contact as the Purchaser may reasonably request, including the identity of the Person making such proposal, enquiry or contact.

2.3 Covenants Regarding Agreements and Alternative Transaction

(a) The Holder hereby covenants and agrees in favour of the Purchaser that the Holder shall, concurrently with the closing of the Transaction:

(i) if it is a director or officer of the Corporation, execute a Confidentiality, Non-Competition and Non-Solicitation Agreement substantially in the form attached to the Arrangement Agreement; and

(ii) if it is an employee identified by the Purchaser, execute a Proprietary Rights Agreement substantially in the form attached to the Arrangement Agreement, if applicable.

(b) If the Purchaser concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the plan of arrangement contemplated by the Transaction on economic and other terms and conditions having consequences to the Holder that are in substance equivalent to or better than those contemplated by the Arrangement Agreement (any such transaction is referred to as an "**Alternative Transaction**"), then the Holder agrees to support the completion of the Alternative Transaction in the same manner as the Transaction as provided herein, including, if necessary, by voting the Subject Securities in favour of a resolution approving the Alternative Transaction. In the event of any proposed Alternative Transaction, any reference in this Agreement to the Transaction shall refer to the Alternative Transaction and to the extent

applicable, all terms, covenants, representations and warranties of this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Holder

The Holder represents and warrants as follows to and in favour of the Purchaser and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(a) **Organization and Authority**. The Holder has the legal capacity (including due authorization, if a corporation or other legal entity) to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. This Agreement has been duly authorized, executed and delivered by the Holder and constitutes a valid and binding agreement of the Holder, enforceable against the Holder in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b) **Governmental Authorization.** The execution, delivery and performance by the Holder of its obligations under this Agreement and the consummation by the Holder of the transactions contemplated by this Agreement does not require any action by or in respect of, or filing with, any governmental entity, other than as contemplated in the Arrangement Agreement.

(c) **Non-Contravention.** The execution, delivery and performance by the Holder and the consummation of the transactions contemplated by this Agreement by the Holder do not and shall not: (i) assuming compliance with the matters referred to in Section 3.1(b) above, contravene, conflict with or result in a violation or breach of any provision of any applicable law or judgement, decree, order or award of any court, tribunal, governmental body or arbitrator; (ii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation under any shareholders agreement or any other similar agreement or understanding with any party to which the Holder is party or by which the Holder or any of the Subject Securities are bound;

(d) **Ownership, Good Title, etc.** The Holder is, and will continue to be until the completion of the Transaction, the sole registered and direct beneficial owner of all of the Subject Securities. The Subject Securities represent all of the securities of the Corporation, or options or rights thereto (including any securities or obligations of any kind convertible into or exchangeable for any

securities of the Corporation), directly or indirectly owned or controlled by the Holder, and they are owned solely by Holder beneficially and of record with good and marketable title, free and clear of any and all encumbrances or rights of others of any nature or kind whatsoever, other than those that may arise from the terms and conditions of the Arrangement Agreement or this Agreement. Subject to this Agreement, the Holder has, and will retain until the completion of the Transaction, the exclusive right to vote and dispose of the Subject Securities as provided in this Agreement.

(e) **No Agreements**. No Person has any agreement or option, or any right, entitlement or privilege whatsoever (whether verbal or in writing), and there are no understandings or commitments (whether by operation of law or contractual) capable of becoming an agreement, option, entitlement or privilege, for the purchase, acquisition or transfer from Holder of any of the Subject Securities or with respect to any securities of the Holder, directly or indirectly, or any interest therein or right thereto, except pursuant to the Arrangement Agreement or this Agreement.

(f) **No Actions.** There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any governmental body, or, to the knowledge of the Holder, threatened against the Holder or any of its properties that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the ability of the Holder to consummate the transactions contemplated by this Agreement. There is no order of any governmental body against the Holder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the ability of the Holder to consummate the transactions contemplated by this Agreement.

(g) **Voting**. None of the Subject Securities is subject to any proxy, power of attorney, attorney-in-fact, shareholder agreement, voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, to call meetings of securityholders or to give consents or approvals of any kind, except pursuant to this Agreement.

3.2 Representations and Warranties of the Purchaser

The Purchaser represents and warrants as follows to and in favour of the Holder and acknowledges that the Holder is relying upon such representations and warranties in connection with the entering into of this Agreement.

(a) **Organization and Authority.** The Purchaser has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Purchaser and performance of this Agreement by the Purchaser of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize the execution and delivery by it of this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding agreement of the Purchaser enforceable against it in accordance

with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b) **Governmental Authorization.** The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated by this Agreement do not require any action by or in respect of, or filing with, any governmental entity.

(c) **Non-Contravention.** The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated by this Agreement by the Purchaser do not and shall not: (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation, by-laws or resolutions of the Purchaser; or (ii) contravene, conflict with or result in a violation or breach of any provision of any applicable law.

ARTICLE 4
TERMINATION

4.1 Termination

(a) This Agreement may be terminated prior to the completion of the Transaction by:

(i) the mutual written agreement of the Parties;

(ii) the Holder if the Purchaser is in default of any material covenant, representation or obligation under this Agreement and such default is incapable of being cured or is not cured by the date that is ten Business Days from the date of notice of such default;

(iii) the Purchaser if the Holder is in default of any material covenant, representation or obligation under this Agreement and such default is incapable of being cured or is not cured by the date that is ten Business Days from the date of notice of such default; or

(iv) the Holder or the Purchaser if the Arrangement Agreement is terminated in accordance with its terms.

4.2 Effect of Termination

If this Agreement is terminated in accordance with Section 4.1 the provisions of this Agreement will become void and no Party shall have liability to the other Parties except in respect of a breach of this Agreement which occurred prior to such termination and the Holder shall be entitled to withdraw any form of proxy or power of attorney which it may have given with respect to the Subject Securities.

4.3 Survival

All representations, warranties and covenants contained in this Agreement on the part of each of the Parties shall survive the completion of the Transaction, the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Subject Securities and the payment of the consideration for the Subject Securities pursuant to the terms of the Transaction and shall continue in full force and effect for the benefit of the other Parties.

ARTICLE 5
GENERAL PROVISIONS

5.1 Fiduciary Duties

Notwithstanding any provision of this Agreement to the contrary, the Holder and any of its Representatives shall not be limited or restricted in any way whatsoever in the exercise of his fiduciary duties as a director or officer of the Corporation, including without limitation, responding in his capacity as a director or officer of the Corporation to a *bona fide* Acquisition Proposal in compliance with the Arrangement Agreement. The Purchaser acknowledges that the provisions of this Agreement shall not be deemed or interpreted to bind the Holder or any of its Representatives in his capacity as a director or officer of the Corporation.

5.2 Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other Parties hereto, but without further consideration, do all such further acts an execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terns and intent hereof.

5.3 Expenses

Each of the Parties shall pay its own legal, financial, advisory, accounting and other costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and any other costs and expenses whatsoever and howsoever incurred.

5.4 Notices

(a) Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier, facsimile or electronic mail and addressed:

(i) to the Purchaser at:

N. Harris Computer Corporation
1 Antares Drive, Suite 400
Ottawa, Ontario, Canada
K2E 8C4

Attention: Bryce Cooper, Executive Vice President
Fax: 1 (613) 226-3377
Email: bcooper@harriscomputer.com

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP
Suite 2500
Montréal, QC H3B 0A2

Attention: George Maziotis and Stephanie Lee
Fax: 514-875-6246
E-mail: gmaziotis@mccarthy.ca and slee@mccarthy.ca

(ii) to the Holder at the address and contact information mentioned on the first page hereof.

(b) Any notice or other communication is deemed to be given and received (i) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (ii) if sent by overnight courier, on the next Business Day, (iii) if sent by facsimile, on the Business Day following the date of confirmation of transmission by the originating facsimile, or (iv) if sent by electronic mail, on the Business Day following the date of transmission. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

5.5 Time of the Essence

Time is of the essence in this Agreement.

5.6 Injunctive Relief

The Holder recognizes and acknowledges that this Agreement is an integral part of the transactions contemplated by the Transaction, that the Purchaser would not contemplate causing the Transaction to be made but for the execution and delivery of this Agreement, and accordingly acknowledges and agrees that the Purchaser would suffer irreparable harm for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed by the Holder in accordance with their specific terms or were otherwise breached. The Holder accordingly agrees that the Purchaser shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for the

securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Purchaser may be entitled at law or in equity.

5.7 Amendment and Waiver

(a) This Agreement may at any time and from time to time be amended by mutual written agreement of the Parties.

(b) No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

5.8 Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

5.9 Successors and Assigns

This Agreement is binding upon and shall enure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that the Purchaser may assign all or any portion of its rights under this Agreement to any of its affiliates, provided that no such assignment shall relieve the Purchaser of its obligations hereunder.

5.10 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

5.11 Governing Law

(a) This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein (without regard to conflicts of law principles).

(b) Each Party irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Quebec situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

5.12 Rules of Construction

The Parties to this Agreement waive the application of any law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

5.13 No Liability

(a) No past, present or future affiliate, direct or indirect equityholder, controlling person, director, officer, employee, incorporator, member, manager, partner, shareholder, agent, attorney, assignee or representative of the Purchaser shall have any personal liability whatsoever to the Holder under this Agreement or any other document delivered in connection with the transactions contemplated hereby or by the Arrangement Agreement.

(b) No past, present or future affiliate, director, officer, employee, agent, attorney or representative of the Holder shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered in connection with this Agreement.

5.14 Language

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. *Les Parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.*

5.15 Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[*Remainder of page intentionally left blank*]

IN WITNESS WHEREOF, the Parties have executed this Voting Support Agreement as of the date first written above.

HOLDER

Signature: */s/* Thomas M. O'Donnell

Name: Thomas M. O'Donnell

N. HARRIS COMPUTER CORPORATION

By: /s/ Jeff Bender
Name: Jeff Bender
Title: President/Chief Executive Officer

SCHEDULE "A"
SUBJECT SECURITIES

Class A Common Shares	1,269,638
Options to acquire Class A Common Shares	-
Warrants	464,286
Debentures convertible into Class A Common Shares	300,600

SCHEDULE "B"
ARRANGEMENT AGREEMENT

(Document filed separately).